

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2014

Via U.S. Mail
Roman Ehlert
President, Treasurer and Secretary
Uni Line Corp.
Barons Court Road Flat 1
London W14 9DU, Great Britain

> **Re: Uni Line Corp.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2014**
> **File No. 333-196336**

Dear Mr. Ehlert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

Calculation of Registration Fee Table

2. If you calculated your registration fee based upon the maximum offering price pursuant to Rule 457(a) of the Securities Act, please move footnote (2) to the Aggregate Offering Price column of your registration fee table.

Prospectus Summary, page 3

Uni Line Corp., page 3

3. We note your disclosure on page 3 that you have signed a lease agreement. This disclosure appears to contradict you disclosure on page 18 that "at present time [you] do not have any leasing agreement signed." Please revise for consistency. In addition, we note that you indicate that your lease agreement is Exhibit 2.10. However, it appears to be Exhibit 99.1. Please revise for consistency.

4. In this regard, please renumber the exhibit index and refile the lease agreement as exhibit 10.x.

5. We note your disclosure on page 3 that you have purchased one commercial juice extractor. However, according to your plan of operations on pages 18 to 24, it appears that you do not intend to purchase your first commercial juice extractor until the fourth to sixth month after the close of the offering and that you intend to purchase it with the proceeds from the offering. Please revise for consistency.

6. Please disclose your monthly burn rate and how long your present capital will last at that rate.

7. Please disclose that if you are able to raise $25,000 in this offering, you plan to open one juice stand.

8. Please clarify here that Mr. Ehlert has no prior experience in your industry.

9. We note your disclosure that Mr. Ehlert has verbally agreed to lend funds to you, if necessary, to pay for the registration process, to implement your business plan and to maintain a reporting status with the SEC in the form of a non-secured loan for the next twelve months. Please clarify here and throughout that there is no guarantee that Mr. Ehlert will provide such a loan.

Risk Factors, page 5

10. Please add a risk factor addressing the risks associated with seasonal variations in the demand for the products you intend to sell.

11. We note that your first four risk factors address many of the same risks. Please revise to reduce the repetition in such risk factors.

Juice companies consist of mostly non-public companies, page 7

12. Please disclose the estimated costs of being a public reporting company.

If we raise price of juice there is a potential chance of reduction in sales, page 9

13. Please address in this risk factor the risk that you may have difficulty setting prices because of your lack of operating history or historical basis for the prices you charge.

Because our sole officer and director owns 100% of the company's shares, page 10

14. Please include a brief summary of the risks addressed in this risk factor in your prospectus summary section.

Management's Discussion and Analysis or Plan of Operation, page 16

12 Month Plan of Operations, page 17

15. Please remove your characterization that "[t]his is a proven, valid strategy" and clarify that there is no guarantee that this strategy will generate repeat customers for your business given your lack of historical operating results.

16. Please revise the second to the last paragraph in this section on page 17 to state as a belief and clarify that there is no guarantee that you will develop a reputation for exceptional style, quality and value.

If $25,000 raised, page 17

17. We note that during the first month of your operations you intend to set up an office. Please reconcile this disclosure with your disclosure on page 17 that you "do not require any office space, until [you] extend [your] operation to 5 locations." Please revise for consistency.

18. We note your disclosure on page 18 that during the second to fourth month of your operations you will begin to look for a leasing property with high traffic flow such as "strip centers, power centers and shopping malls." This description of your business plan

seems to contradict your disclosure in your prospectus summary that you intend to take advantage of the "mobility of [your] juice stands" and that you "are going to place them at the most popular tourist places like beach and sports site events for each specific time." Please reconcile this apparent inconsistency.

If $100,000 raised, page 24

19. Please revise the first complete paragraph on page 27 to clarify that there is no guarantee that your president will loan you the cost of one day stock per cart. In addition, this disclosure seems to contradict your disclosure on pages 18 to 27 that you will use $500 from the proceeds of the offering to purchase supplies, including fruits, vegetables, caps lids and straws for each stand. Please revise for consistency.

Liquidity and Capital Resources, page 28

20. We note your disclosure in the fourth paragraph of this section that you "are highly dependent upon the success of the private offerings of equity or debt securities." With a view to revised disclosure please tell us about any concurrent or planned private offerings of equity or debt securities.

Description of Business, page 30

Marketing/Locations, page 30

21. Please describe the material terms of your lease here, including a description of the property you are leasing. In addition, please include a brief summary of the property in your prospectus summary section.

Product Description, page 31

Super Angel All Stainless Steel Twin Gear Juicer, page 31

22. It appears that the first sentence in this section contains a typographical error. Please revise for clarity. In addition, please tell us the basis for such statement and state as a belief. Similarly please revise the second, third and fourth sentences in this section to state as beliefs and tell us the basis for such statements.

Pricing, page 31

23. Please clarify, if true, that the amount you have identified as "profit" on page 31 is gross profit and does not take into consideration the cost of the juice stand operator's commission or the cost of the lease.

Strategy, page 32

24. We note your disclosure that your "pricing strategy is to sell a premium product at a value price." Please clarify what you mean by a "value" price. In addition, this disclosure appears to be inconsistent with your disclosure that you intend to charge the average price that the surrounding restaurants charge for similar products. Please revise for consistency. Finally, please tell us why you believe that your pricing will be "competitive."

25. Please clarify that there is no guarantee that you will attract positive attention from locals and tourists.

Government Regulations, page 32

26. Please disclose any regulations that will impact you once you have begun offering your products, including whether you will be affected by any health and safety regulations.

Report of Independent Registered Public Accounting Firm, page F-1

27. We note that the date of the Company's inception as noted in the first and third paragraphs of the report of the independent registered public accounting firm is noted as December 13, 2013 whereas the Company's financial statements indicate that the date of inception is September 5, 2013. Please revise the date of inception indicated in the report of the independent registered public accounting firm so that it is consistent with that noted in the Company's financial statements.

Exhibit 10.1

28. Refer to the second sentence in the second paragraph of the subscription agreement. Representations regarding an investor's reliance on the information contained in the prospectus are inappropriate. If there is additional material information about the investment, please disclose it in the prospectus. Please revise the subscription agreement accordingly and refile as an exhibit to your amended registration statement.

Exhibit 23.1 Consent of the Independent Registered Public Accounting Firm

29. Please revise the consent of the independent registered public accounting firm to refer to the Company's financial statements as of February 28, 2014 and for the period from inception on September 5, 2013 through February 28, 2014 rather than to the financial statements "as of date and for each of the years ended" as currently noted in the consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC